



06005147

OMMISSION
19

OMB APPROVAL

| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |

Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT C
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 33568

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/05_____ AND ENDING_____12/31/05_____

(MM/DD/YY)   (MM/DD/YY)

MAR 0   2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Forest Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

7085 N.W. 100th Street

(No. and Street)

| Grimes | Iowa | 50111 |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kathryn A. Thieleke   (515) 986-4498

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.

(Name – *if individual, state last, first, middle name*)

| 13116 South Western Avenue, | Blue Island, | Illinois | 60406 |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

JUN 1 5 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Douglas L. Thieleke_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Forest Securities, Inc._____ , as

of _____December 31,_____, 200 5_____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

NONE

_____

_____

_____


_____

Signature

_____

President

Title


_____

Notary Public

KATHRYN A THIELEKE
Notarial Seal - Iowa
Commission # 190750
My Commission Expires____6/20/0(

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FOREST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Forest Securities, Inc.

We have audited the accompanying statement of financial condition of Forest Securities, Inc. as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Forest Securities, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
February 7, 2006

FOREST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	484
Receivable from broker/dealers		2,783
Securities owned at market value		33,077
Furniture and equipment at cost, net		
of $56,261 accumulated depreciation		1,808
Other assets		1,200
TOTAL ASSETS	$	39,352

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Accounts payable and accrued expenses	$	2,091

SHAREHOLDERS' EQUITY
Common stock, no par value;		
authorized 1,000,000 shares; issued		
and outstanding 1,000 shares	$	1,000
Additional paid-in capital		17,500
Retained earnings		18,761
Total Shareholders' Equity	$	37,261
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	39,352

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Iowa on June 16, 1992. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's principal business activity is the sale of securities.

Securities Transactions - Securities transactions are recorded on a trade date basis. Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date of less than 90 days, when acquired by the Company, and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Depreciation - Depreciation of furniture and equipment is computed using straight line and accelerated methods over 5 and 7 year periods.

Deferred Income Taxes - Deferred income taxes are provided primarily due to the utilization of different depreciation methods for book and income tax purposes and the reporting of income and expense on the cash basis for income tax purposes.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FOREST SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2005 the Company's net capital and required net capital were $29,291 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 7%.

NOTE 3 - RELATED PARTY TRANSACTIONS

Through common ownership the Company is affiliated with Advanced Sealing Technologies, LLC and The Tenth Mile, LLC.

Shareholders of the Company have leased office space to the Company. The expense incurred relating to this lease for the year ended December 31, 2005 was $17,700. The lease is on a month to month basis.

NOTE 4 - NET OPERATING LOSS CARRYFORWARD

The Company has yet unused a net operating loss carryforward for federal income tax purposes of $3,027 which begins to expire on January 1, 2015 and a capital loss carryforward of $23,498 which begins to expire January 1, 2009.

NOTE 5 - SECURITIES OWNED

Marketable securities owned consist entirely of corporate equity securities at quoted market values.

NOTE 6 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Clearing Broker/dealer. The agreement prohibits the Company from entering into a similar agreement with another broker/dealer except with respect to transactions not covered by this agreement or accounts rejected by the Clearing Broker/dealer. The Company is required to have $50,000 in cash and/or securities on deposit with the Clearing Broker/dealer to assure the Company's performance under the agreement. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.